

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CANTOR FITZGERALD & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59TH Street
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson — (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) — New York (City) — New York (State) — 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Richard R. Lipson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cantor Fitzgerald & Co. as of December 31, 2006 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title



Notary Public

TREASA CHENNIKARA
Notary Public, State of New York
No. 01CH6130322
Qualified in New York County
Commission Expires July 18, 2009

CANTOR FITZGERALD & CO.
(SEC ID. No. 8-201)
(CFTC ID. No. 5288)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cantor Fitzgerald & Co.:

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co. (the "Partnership") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cantor Fitzgerald & Co. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 16, 2007

CANTOR FITZGERALD & CO.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006
(in thousands)

Assets		
Cash		$ 3,365
Cash and securities segregated under federal and other regulations		92,321
Securities purchased under agreements to resell		30,965,382
Securities owned:		
Pledged as collateral	$ 5,177,509	
Unencumbered	71,669	5,249,178
Securities borrowed		19,071,164
Receivables from brokers, dealers and clearing organizations		1,788,621
Receivables from customers		946,715
Fixed assets (net of accumulated depreciation of $11,909)		13,669
Receivables from affiliates		50,331
Other		10,765
Total assets		$ 58,191,511
Liabilities and Partners' Capital		
Securities sold, not yet purchased		$ 3,685,741
Securities sold under agreements to repurchase		46,324,327
Securities loaned		5,983,442
Payables to brokers, dealers and clearing organizations		1,096,766
Payables to customers		541,016
Payables to affiliates		82,571
Accounts payable and accrued liabilities		112,688
Total liabilities		57,826,551
Partners' capital		364,960
Total liabilities and partners' capital		$ 58,191,511

See notes to statement of financial condition.

CANTOR FITZGERALD & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2006
(in thousands)

1. General and Summary of Significant Accounting Policies

Basis of Presentation: Cantor Fitzgerald & Co. (the "Partnership") is a general partnership organized under the laws of the State of New York. The Partnership is a registered broker-dealer in securities and a futures commission merchant, principally trading in equity, corporate, government, mortgage backed and municipal securities and financial futures. Additionally, in June 2006, the Partnership was approved as a Primary Dealer in US Government Securities by the Federal Reserve Bank. The Partnership also is in the business of clearing for correspondent customers. The Partnership is owned by Cantor Fitzgerald Securities ("CFS" - 94%), CFLP CF&Co. I Holdings, L.P. (1%), which is an indirect wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP" and together with its subsidiaries, "Cantor"), and Cantor Fitzgerald Group Management CF&Co. Holdings, LLC (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS. CFS is the managing general partner of the Partnership.

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing this financial statement are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Cash: The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations: Cash and securities segregated under federal and other regulations are segregated for the protection of customers under the Commodity Exchange Act and the Securities Exchange Act of 1934. At December 31, 2006, these funds consist primarily of securities purchased under agreements to resell of \$71,300 and cash segregated on behalf of futures customers of \$21,021.

Securities Transactions: Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Securities transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

Investment Banking and Advisory Services: Underwriting revenues and fees for merger and acquisition advisory services are accrued when services for the transactions are substantially complete. Transaction-related expenses are deferred to match revenue recognition. Investment banking and advisory services revenues are presented net of related transaction expenses.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell: Securities sold under repurchase agreements ("Repurchase Agreements") and securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership offsets certain Repurchase Agreements and Reverse Repurchase Agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2006, the Partnership had entered into Repurchase Agreements with affiliates of approximately $172,748.

Securities Lending Activities: Securities borrowed and loaned are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the market value of securities borrowed on a daily basis and obtains additional collateral as necessary to ensure such transactions are adequately collateralized.

Fixed Assets and Leasehold Improvements: Fixed assets are depreciated over their estimated economic useful lives, generally 3 to 5 years, using the straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Income Taxes: Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax in the City of New York for which it records an income tax provision.

Stock-Based Compensation: CFLP provides awards to certain employees of the Partnership in the form of grant units in CFLP ("grant units"). Grant units entitle the employees to participate in quarterly distributions of CFLP's income and to receive certain post-termination payments.

Prior to January 1, 2006, the Partnership accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123")

Effective January 1, 2006, the Partnership adopted the fair value recognition provisions of SFAS No. 123R, *Share-Based Payment* ("SFAS 123R"), using the modified prospective method. This financial statement as of December 31, 2006 reflects the impact of adopting SFAS 123R. Grant units are accounted for as liability awards under SFAS 123R.

New Accounting Pronouncements: In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Partnership's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Partnership as of January 1, 2007. The adoption of FIN 48 on January 1, 2007 will not have a material impact on the Partnership's statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS 133 as modified by SFAS 155) where the Partnership cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. SFAS 157 is effective for the Partnership as of January 1, 2008. The Partnership is currently evaluating the potential impact of adopting SFAS 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Partnership as of January 1, 2008, provided the Partnership also elects to apply the provisions of SFAS 157. The Partnership is currently evaluating the potential impact of adopting SFAS 159.

2. Migration of US Government Securities Dealer Business

During the third quarter of 2006, CFS began the process of migrating its three securities business lines to the Partnership. These business lines were market making of US government securities, including the execution and settlement of transactions entered into on behalf of institutional customers and other broker-dealers, the clearance and settlement of transactions entered into via eSpeed Inc. ("eSpeed") for US government securities trades ("Fulfillment") and matched principal financing which represents transacting primarily in reverse repurchase and repurchase agreements. The market making activity was migrated to the Partnership in July 2006, followed by the migration of Fulfillment in August. Migration of the financing desk began in July 2006 and was facilitated by allowing financing trades with customers to reach their maturity date and re-establishing any new trades with those customers on the books of the Partnership. This was completed on October 6, 2006. Subsequently, CFS withdrew its Broker Dealer license with the NASD and no longer conducts business within the US government securities markets. As a result of this migration, no assets of CFS were transferred to the Partnership, though in September and October of 2006, $70,600 in capital was contributed by CFS to the Partnership to support the Partnerships expanded services and growth in balance sheet.

3. **Securities Owned and Securities Sold, Not Yet Purchased**

The Partnership's securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold, Not Yet Purchased
Trading securities:		
Corporate bonds	$ 294,763	$ 74,003
Mortgage Backed Securities	2,349,714	-
U.S. Government Securities & Agencies	2,558,852	3,586,225
Equities	41,708	25,513
	5,245,037	3,685,741
Investment securities	4,141	-
Total	$ 5,249,178	$ 3,685,741

Investment securities represent an investment in CBOT Holdings, Inc., which are carried at fair value.

Substantially all of firm inventory was pledged.

4. **Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Customers**

Receivables from and payables to brokers, dealers, and clearing organizations primarily represent amounts due on undelivered securities, primarily equities, corporate bonds and mortgage backed issues and margin on deposit with clearing organizations, including the Fixed Income Clearing Corporation.

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2006, there were no customer securities that had been received by the Partnership as collateral to support margin financings.

5. **Bank Loans Payable**

Bank loans payable represents amounts borrowed from various banks in order to finance operations, including the securities settlement process. Such loans may be unsecured or collateralized by firm securities or non-customer securities. At December 31, 2006, the Partnership had no bank loans outstanding.

6. **Securities Received as Collateral**

At December 31, 2006, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Certain collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase agreements and securities borrowed. At December 31, 2006, the fair value of such collateral was $50,534,222, of which $50,321,574 was subsequently repledged or used for delivery requirements by the Partnership.

7. Commitments and Contingent Liabilities

Leases: The Partnership is obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2017 as follows:

Year Ended December 31,	Amount
2007	$ 1,074
2008	1,058
2009	1,068
2010	1,013
2011	856
Thereafter to 2017	3,113
Total	$ 8,182

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs.

Guarantees: The Partnership is a member of various securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing house or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the statement of financial condition.

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial condition of the Partnership.

Legal reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. As of December 31, 2006 no legal reserves have been recorded.

Risks and Uncertainties: The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Financing: At December 31, 2006, in connection with its financing activities, the Partnership had commitments to enter into resale and repurchase agreements. The amounts at December 31, 2006 were $1,593,178 and $2,950,000, respectively.

8. Related Party Transactions

The Partnership's receivables from and payables to affiliates represent uncollateralized advances and amounts due to affiliates for support services provided.

The Partnership provides clearing and settlement services, under contractual agreements, to BGC International ("BGCI"), Cantor Fitzgerald Europe ("CFE"), and BGC Financial Inc. ("BGCFI"). CFE, and BGCFI introduce to the Partnership international and domestic counterparties who buy and sell securities. In exchange for such clearing and settlement services, the Partnership retains 10% of associated revenues. Included within Receivables from and Payables to customers are balances representing open transactions with CFE on behalf of its customer of $8,346 and $10,905 respectively.

CFS and CFLP provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, operations, human resources and legal services. In addition, under the Amended and Restated Joint Services Agreement between the Partnership and eSpeed, eSpeed provides network, data center, server administration support and other technology services to the Partnership. eSpeed charges the Partnership for these services commensurate with the cost of providing these services.

Under the Amended and Restated Joint Services Agreement ("Joint Services Agreement") among eSpeed and the Partnership, eSpeed owns and operates the electronic trading system and is responsible for providing electronic brokerage services, and the Partnership provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to market intermediary operations. eSpeed and the Partnership share revenues derived from transactions effected in the marketplaces in which they collaborate and other specified markets. In general, the Partnership earns 35% of the transaction revenues for fully electronic transactions and 93% of the transaction revenues for voice-assisted brokerage transactions.

The Partnership has entered into various agreements with certain of its employees whereby these employees receive a forgivable loan. These employee forgivable loans have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement. As of December 31, 2006, the unamortized balance of these loans was $5,416, which is included in other assets on the statement of financial condition.

9. Grant Units

CFLP provides grant units to certain employees of the Partnership that entitle the employees to participate in quarterly distributions of CFLP's income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the employee's termination provided that the employee has not engaged in any competitive activity with the Partnership or its affiliates prior to the date each payment is due. Typically, the grant units vest immediately upon receipt by the employee. Grant units are accounted for by CFLP as liability awards under SFAS 123R. The liability incurred by CFLP for such grant units is re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such liability are recorded by the Partnership as a non-cash charge. As of December 31, 2006, the notional amount of grant units outstanding was $28,699. The fair value of these grant units as of December 31, 2006 was $9,087.

10. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

11. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250, the application of the market maker calculation or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 which requires the maintenance of minimum adjusted net capital equal to the greater of 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2006, the Partnership had net capital of $166,724, which was $146,587 in excess of its required net capital.

12. Financial Instruments and Off-Balance-Sheet Risk

Trading Activities: The Partnership's trading activities include providing securities brokerage services to institutional clients. To facilitate customer transactions, the Partnership will take proprietary positions in financial instruments, such as equities, corporate obligations, government and mortgage backed securities, options and warrants.

Market Risk: Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to purchase long inventory securities and sell securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Partnership is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars and caps. However, the Partnership may, from time to time, enter into foreign exchange forward and future contracts to provide an economic hedge for the Partnership's proprietary inventory against foreign currency fluctuations and option contracts to hedge against adverse market fluctuations of equity investments. At December 31, 2006, the gross notional or contract amounts of these derivative financial instruments and the fair value (carrying amount) of the related assets, which are exclusively equity options, were $18,934 and $163, respectively.

Counterparty Credit Risk: Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business. A substantial portion of the Partnership's counterparty credit risk is concentrated around financing activities, specifically with US Government securities.

Customer Activities: The Partnership's customer activities include the execution, settlement, custody and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash, or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Fair Value: Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The fair value of the Partnership's securities owned and securities sold, not yet purchased are generally based on listed market prices or broker quotes. Repurchase Agreements, Reverse Repurchase Agreements and securities borrowed and securities loaned are carried at the contract value, which approximates fair value. The majority of the Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 16, 2007

Cantor Fitzgerald & Co.
110 East 59th Street
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Cantor Fitzgerald & Co. (the "Partnership") as of and for the year ended December 31, 2006 (on which we issued our report dated March 16, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC and the Commodity Futures Trading Commission's (the "CFTC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, except for the following matter. The Partnership did not properly record the non-cash expense for a compensation plan maintained by its Parent, Cantor Fitzgerald, L.P., relating to certain of the Partnership's employees. This resulted in the understatement of non-cash expenses. These conditions were considered in determining the nature, timing and extent of the procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC and CFTC's objectives, except for the matter noted in the previous paragraph.

This report is intended solely for the information and use of the board of directors, management, the SEC, CFTC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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